

April 25, 2023

Lester Wong
Chief Financial Officer
Kulicke and Soffa Industries, Inc.
1005 Virginia Drive
Fort Washington, PA 19034

> **Re: Kulicke and Soffa Industries, Inc.**
> **Form 10-K for the fiscal year ended October 1, 2022**
> **Form 10-Q for the quarterly period ended December 31, 2022**
> **Response dated April 12, 2023**
> **File No. 000-00121**

Dear Lester Wong:

We have reviewed your April 12, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2023 letter.

Form 10-K for the Fiscal Year Ended Ended October 1, 2022

Notes to Consolidated Financial Statements
Note 16: Segment Information, page 68

1.   We note your response to comment 2 and have the following comments:

- Please expand on how the aggregation of your operating segments is consistent with the objective and basic principles of ASC 280-10-10-1. In doing so, explain in greater detail how the aggregated operating segments are so similar that presenting the information separately would not significantly benefit an investor's understanding of your performance and future prospects. As part of your response, specifically address the aggregation within your Aftermarket Product and Services

("APS") reportable segment of your non-machine business, including Blades, Wedge
Bonder Consumables, and Capillaries, with your customer support organization,
Spares and Services.

- You indicate that the operating segments in your Capital Equipment ("CE") and
APS reportable segments have long-term 5-year average gross margins within a range
of approximately +/- 5% and +/-10%, respectively. You further indicate that the APS
operating segments "have similar trends in sales growth" for the 5-year period from
2017 to 2022. Please provide us with the 5-year average gross margins and 5-year
sales growth figures for each operating segment, as well as gross margins and sales
by year within such periods.

- Tell us if you considered any other measures in assessing whether aggregated
operating segments had similar economic characteristics and, if so, provide us with
your analysis and the related supporting data. In doing so, tell us how you considered
segmental income from operations, the measure of segment profitability used by your
CODM, in assessing whether or not your operating segments had similar economic
characteristics. Provide us with a 5-year historical quantification of each operating
segment's income from operations.

- To the extent not addressed above, provide us with quantitative information that helps
us assess which operating segments materially contribute to your operating results.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-
3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing